FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

June 19, 2012

Item 3.	News Release:

A news release announcing the material change was issued on June 19, 2012 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced the preliminary results of its previously announced dutch auction tender offer which expired at 5:00 p.m. Eastern time on June 18, 2012. The Company also announced the continuation of its normal course issuer bid.

Item 5.	Full Description of Material Change:

Based on the preliminary count by Computershare Investor Services, Inc., the depositary for the tender offer, an aggregate of 487,774 of the Company’s common shares were properly tendered and not properly withdrawn at the purchase price of US$4.10 per share.

Based on the preliminary count by the depositary and in accordance with the terms and conditions of the tender offer, Leading Brands will purchase an additional 2% of its outstanding shares, and expects to purchase 259,854 of its common shares at a price of US$4.10 per share, for an aggregate cost of approximately US$1,065,400, excluding fees and expenses relating to the tender offer. These shares represent approximately 8% of Leading Brands’ currently outstanding common shares. Based on these preliminary numbers, Leading Brands anticipates that following settlement of the offer, it will have approximately 2,976,814 common shares outstanding.

Based on the preliminary count described above, the Company expects that shareholders who tendered properly and did not withdraw properly common shares in the offer at US$4.10 per share will have approximately 53.3% of their tendered shares purchased by the Company.

The Company intends to continue with its previously announced Normal Course Issuer Bid when it is permissible. The Company has approximately US$588,990 remaining available under that program.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

June 19, 2012